Exhibit 99.62

NEWS RELEASE

CARBON STREAMING ANNOUNCES

CONDITIONAL APPROVAL TO LIST

ON THE NEO EXCHANGE AND FILING

OF ANNUAL INFORMATION FORM

TORONTO, ONTARIO, July 15, 2021 – Carbon Streaming Corporation (“Carbon Streaming” or the “Company”) is pleased to announce receipt of conditional approval for listing with the Neo Exchange Inc. (the “NEO Exchange”), a tier one Canadian stock exchange based in Toronto.

On June 25, 2021, the NEO Exchange conditionally approved the Company’s application for the listing of its common shares (“Shares”) and all of the warrants issued pursuant to the private placement announced on March 24, 2021 (the “Warrants”) on the NEO Exchange. Listing is subject to the Company fulfilling all of the requirements of the NEO Exchange, including distribution of the Shares to a minimum number of public shareholders. In connection with the proposed listing, the Company has reserved the stock symbol “NETZ” in reference to the Company’s abiding mission to financing a “net-zero” carbon future.

In conjunction with this conditional approval for listing with the NEO Exchange, the Company is filing its Annual Information Form (“AIF”) dated as of June 30, 2021, now available on the Company’s website and on SEDAR at www.sedar.com.

Justin Cochrane, President and CEO of Carbon Streaming, noted “this is an exciting time for the Company, and we are delighted to be listing with the NEO Exchange, known as Canada’s stock exchange for the innovation economy, which embodies our shared values of innovation and excellence.” Mr. Cochrane continued, “We are further pleased to provide the public access to our first AIF, demonstrating our commitment to providing relevant and timely information to investors and our broader stakeholder community.”

About Carbon Streaming Corporation

Carbon Streaming is a unique ESG principled investment vehicle offering investors exposure to carbon credits, a key instrument used by both governments and corporations to achieve their carbon neutral and net-zero climate goals. Our business model is focused on acquiring, managing and growing a high-quality and diversified portfolio of investments in projects and/or companies that generate or are actively involved, directly or indirectly, with voluntary and/or compliance carbon credits.

The Company invests capital through carbon credit streaming arrangements with project developers and owners to accelerate the creation of carbon offset projects by bringing capital to projects that might not otherwise be developed. Many of these projects will have significant social and economic co-benefits in addition to their carbon reduction or removal potential.

ON BEHALF OF THE COMPANY:

Justin Cochrane, Director, President and CEO

Tel: 647.846.7765

info@carbonstreaming.com

www.carbonstreaming.com

Cautionary Statement Regarding Forward-Looking Information

This news release contains certain forward-looking statements and forward-looking information (collectively, ‘forward-looking information’) within the meaning of applicable securities laws. All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, the timing and listing of the Company’s Shares and Warrants on the NEO Exchange and receipt of final approval for listing from the NEO Exchange) are forward-looking information. This forward-looking information is based on the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward- looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: general economic, market and business conditions and the other risks disclosed under the heading “Risk Factors” and elsewhere in the Company’s AIF dated as of June 30, 2021 filed on SEDAR at www.sedar.com.

Any forward-looking information speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.